UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41072

Iris Energy Limited
(Translation of registrant’s name into English)

Level 12, 44 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

As previously announced, Iris Energy Limited (dba IREN) (the “Company”) entered into an At Market Issuance Sales Agreement, dated September 13, 2023 (the “Sales Agreement”), with B. Riley Securities, Inc., Cantor Fitzgerald & Co. and Compass Point Research & Trading, LLC, as sales agents (collectively, the “Sales Agents”) pursuant to which it may offer and sell its ordinary shares from time to time through or to the Sales Agents, as agent or principal.

On March 21, 2024, the Company added Canaccord Genuity LLC, Citigroup Global Markets Inc. and Macquarie Capital (USA) Inc. as Sales Agents pursuant to the Sales Agreement.  In addition, on March 21, 2024, the Company filed a new prospectus supplement relating to the offer and sales of its ordinary shares under the Sales Agreement, which reflected an increase of $200,000,000 in the aggregate offering price, from an aggregate of up to $300,000,000 under the previously filed prospectus supplement relating to the offer and sale of ordinary shares under the Sales Agreement. As a result, in accordance with the terms of the Sales Agreement, the Company may offer and sell its ordinary shares having an aggregate offering price of up to $500,000,000 under the newly filed prospectus supplement, of which $261,471,363 have been sold as of March 15, 2024.

The Sales Agreement permits sales of the Company’s ordinary shares not to exceed the lesser of the amount registered on an effective registration statement and for which the Company has filed a prospectus, and the amount authorized from time to time to be issued and sold under the Sales Agreement by the Company’s board of directors or a duly authorized committee thereof. As a result, the Company may increase the amount of its ordinary shares that may be sold from time to time pursuant to the Sales Agreement in accordance with the terms of the Sales Agreement.

The ordinary shares were registered pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-274500), and offerings for the ordinary shares will be made only by means of a prospectus supplement related thereto. This Report on Form 6-K shall not constitute an offer to sell or solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of such jurisdiction.

Clifford Chance LLP, counsel to the Company, has issued a legal opinion relating to the ordinary shares. A copy of such legal opinion, including the consent included therein, is attached as Exhibit 5.1 hereto.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201 and 333-273071) and the registration statements on Form F-3 (File Nos. 333-274500 and 333-277119) of Iris Energy Limited and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Iris Energy Limited

Date: March 21, 2024	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Clifford Chance LLP, counsel to Iris Energy Limited (dba IREN)
23.1	Consent of Clifford Chance LLP (included in Exhibit 5.1)